S:\FUNDS\GENERAL\CONTRACT\CFSFAMND.DOC

                           AMENDMENT NO. 1 TO THE
                            MANAGEMENT AGREEMENT


Effective June 19, 1998, Section 5. of the Management Agreement dated as of October 1, 1997, between COLONIAL TRUST VI with respect to COLONIAL SMALL CAP VALUE FUND (Fund) and COLONIAL MANAGEMENT ASSOCIATES, INC. (Adviser) is hereby amended to read in its entirety as follows:

5. The Fund shall pay the Adviser monthly a fee at the annual rate of 0.80% of the first $1 billion of the average daily net assets of the Fund and 0.75% in excess of $1 billion.

COLONIAL TRUST VI on behalf of
COLONIAL SMALL CAP VALUE FUND




By:     J. Kevin Connaughton
        Title:  Controller


COLONIAL MANAGEMENT ASSOCIATES, INC.




By:     Nancy L. Conlin
        Title:  Senior Vice President